Filed by Express Scripts, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200
Sales & Account Management Talking Points on Express Scripts’ Proposed Acquisition of Caremark
The following is a set of talking points developed for Sales & Account Management to use when talking to key external contacts about our proposed acquisition of Caremark.
•	Express Scripts has proposed to acquire Caremark in a transaction that will create the world’s preeminent pharmacy benefit management company. In doing so, we are reaffirming our belief in our business model and reinforcing our strategy of alignment with plan sponsors and patients.

•	Together we will have the size, scale and financial strength to enhance our value proposition and thus deliver more effective products and services to our plan sponsors and patients.

•	We’re excited by the opportunity this will give us to make the use of prescription drugs, including biopharmaceuticals, safer and more affordable for plan sponsors and patients.

•	In particular, combining the collective resources of our two organizations will benefit plan sponsors and patients through greater use of cost-effective generic and lower-cost brand drugs, specialty pharmacy, home delivery and flexible retail networks.

•	Our companies share years of industry experience and success in pharmacy benefit management and specialty management, with longstanding commitments to quality service for plan sponsors and patients.

•	At Express Scripts, our commitment to quality service will continue to be strong between now and when the proposed transaction closes next year, as well as through the subsequent integration period.

•	Express Scripts has a proven track record of integrating acquisitions that concentrates on identifying and fostering best practices. We have completed five significant acquisitions since 1998, including ValueRx, Diversified, NPA, CuraScript and Priority Healthcare.

•	As you may know, Caremark recently entered into a merger agreement with CVS. We believe our proposal is superior and more compelling for Caremark, its stockholders, plan sponsors and patients. That’s our message to Caremark’s management, Board and stockholders as we look forward to their agreement and support for our proposal.
Dec. 18, 2006

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IMPORTANT INFORMATION
This material is not a substitute for the prospectus/proxy statement Express Scripts and Caremark would file with the Securities and Exchange Commission (“SEC”) if an agreement between Express Scripts and Caremark is reached or any other documents which Express Scripts may send to shareholders in connection with the proposed transaction. Investors are urged to read any such documents, when available, because they will contain important information. Such documents would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Express Scripts, 13900 Riverport Dr., Maryland Heights, Missouri, Attn: Corporate Secretary, or MacKenzie Partners, Inc., at 800.322.2885 or by e-mail at expressscripts@mackenziepartners.com.
Express Scripts and its directors, executive officers and other employees may be deemed to be participants in any solicitation of Express Scripts or Caremark shareholders in connection with the proposed transaction. Information about Express Scripts’ directors and executive officers is available in Express Scripts’ proxy statement, dated April 18, 2006, for its 2006 annual meeting of stockholders. Additional information about the interests of potential participants will be included in any proxy statement filed in connection with the proposed transaction.
This material relates to a business combination transaction with Caremark proposed by Express Scripts which may become the subject of a registration statement filed with the SEC. Investors and security holders are advised to read this document and all other applicable documents if and when they become available because they will include important information. Investors and security holders may obtain a free copy of any documents filed by Express Scripts with the SEC at the SEC’s website (www.sec.gov) or by directing a request to Express Scripts at the address set forth above or MacKenzie Partners, Inc. at the telephone number and e-mail address set forth above.
Dec. 18, 2006